UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CSP INC
(Name of Issuer) Common Stock
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

126389105
(CUSIP Number)

Joseph R Nerges 1726 Bundy St Scranton, PA 18508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ or ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 126389105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph R. Nerges
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,377,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,377,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.13%
14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) of CSP, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 175 Cabot Street, Suite 210, Lowell, MA.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by Joseph R. Nerges, an individual investor and citizen of the United States (“Reporting Owner”). The address of the Reporting Owner is 1726 Bundy St., Scranton, PA 18508.

(d) None.

(e) None.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Owner used cash from their personal funds to make the purchases of the Common Stock listed herein.

Item 4.	Purpose of Transaction.

The Reporting Owner intends to enter into discussions with other individuals and or investment groups with the intention of making a take-private proposal for CSP, Inc. shareholders to consider.

Item 5.	Interest in Securities of the Issuer.

a)	The Reporting Person beneficially owns an aggregate number of 1,377,861 shares of the Issuer’s Common Stock, representing 14.31% of the outstanding Common Stock.

b)	The number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 1,377,861

(ii)	Shared power to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 1,377,861

(iv)	Shared power to dispose or to direct of the disposition: 0

c)	The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Person:

Transaction Date	Nature of Transaction	Price Per Share	Quantity

08/14/2024	Purchase	$ 13.0885[1]	2,800

07/30/2024	Purchase	$ 14.5952[1]	3,009

07/17/2024	Purchase	$ 14.4410[1]	2,726

06/25/2024	Purchase	$ 13.3803[1]	1,710

06/20/2024	Purchase	$ 13.9631[1]	3,950

1 The prices reported are weighted-average prices. These shares were purchased in multiple transactions. The Reporting Person undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1

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d)	No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 19, 2024

	By:	/s/ Joseph R. Nerges
	Name:	Joseph R. Nerges

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